Exhibit 99.4

Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles

INTRODUCTION

The Toronto-Dominion Bank (Bank) produces quarterly and annual reports, which are submitted to the Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively, and which are incorporated by reference into registration statements of the Bank relating to offerings of securities.  These reports are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  SEC regulations require certain additional disclosure to be included in such registration statements reconciling financial information in the reports from Canadian GAAP to accounting principles generally accepted in the United States of America (U.S. GAAP).  This additional disclosure is contained within this document for the three years ended October 31, 2007, 2006 and 2005 and should be read in conjunction with the Bank’s consolidated financial statements as at and for the year ended October 31, 2007 contained elsewhere in this Annual Report on Form 40-F.

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Superintendent of Financial Institutions Canada, conform with Canadian generally accepted accounting principles (GAAP).
    As required by the U.S. Securities and Exchange Commission (SEC), the significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below.

Net Income
		For the years ended October 31
(millions of Canadian dollars)	2007 [1]	2006	2005
Net income based on Canadian GAAP	$3,997	$4,603	$2,229
Employee future benefits (Note a)	(3)	(2)	7
Securitizations (Note b)	-	-	(4)
Available-for-sale securities (Note c)	3	26	21
Derivative instruments and hedging activities (Notes f)	25	(5)	(287)
Trading Securities (Note c)	81	-	-
Fair Value Option Loans (Note d)	27	-	-
Trading Liabilities (Note e)	10	-	-
Guarantees	-	(30)	(22)
Liabilities and equity (Note g)	110	126	147
Amortization of intangible assets (Note h)	(30)	(60)	(35)
Other	9	(6)	17
Income taxes and net change in income taxes due to the above items (Note k)	(60)	(5)	128
Non-controlling interests (Notes g,h)	(61)	(29)	(57)
Net income based on U.S. GAAP	4,108	4,618	2,144
Preferred dividends (Notes g, k)	55	59	55
Net income available to common shareholders based on U.S. GAAP	$4,053	$4,559	$2,089
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	718.6	716.8	691.3
Diluted - U.S. GAAP/Canadian GAAP	725.5	723.0	696.9

Basic earnings per share - U.S. GAAP	$5.64	$6.36	$3.02
- Canadian GAAP	5.53	6.39	3.22
Diluted earnings per share - U.S. GAAP	$5.59	$6.31	$3.00
- Canadian GAAP	5.48	6.34	3.20

1 For 2007, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $285 million increase to net interest income, $20 million decrease to other income and $154 million increase to non-interest expenses.

Consolidated Statement of Comprehensive Income
			For the years ended October 31
(millions of Canadian dollars)	Canadian	Adjust-		U.S. GAAP
	GAAP	ments	2007	2006	2005
Net income	$3,997	$111	$4,108	$4,618	$2,144
Other comprehensive income (loss), net of income taxes
Unrealized gain on available-for-sale securities, net of hedging activities[1]	159	(61)	98	4	(14)
Reclassification to earnings in respect of available-for-sale securities [2]	(53)	-	(53)	-	(4)
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities[3,7]	(1,155)	-	(1,155)	(222)	(431)
Gains on derivatives designated as cash flow hedges[4]	(170)	(14)	(184)	298	(325)
Reclassification to earnings of gains and losses on cash flow hedges[5]	40	-	40	(12)	10
Minimum pension liability adjustment[6]	-	10	10	16	(33)
Comprehensive income	$2,818	$46	$2,864	$4,702	$1,347
1 Net of income taxes (benefit) of $68 million (2006 - $(18) million; 2005 - $40 million).
2 Net of income taxes of $32 million (2006 - nil; 2005 - $2 million).
3 Net of income taxes of $909 million (2006 - $209 million; 2005 - $141 million).
4 Net of income taxes (benefit) of $(99) million (2006 - $83 million; 2005 - $149 million).
5 Net of income taxes (benefit) of $(22) million (2006 - $(7) million; 2005 - $5 million).
6 Net of income taxes (benefit) of $6 million (2006 - $7 million; 2005 - $(17) million).
7 Fiscal 2007 includes $1,864 million (2006 - $432 million; 2005 - $287 million) of after-tax gains arising from hedges of the Bank’s investment positions in foreign operations.

Condensed Consolidated Balance Sheet
					As at October 31
			2007			2006
	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.
(millions of Canadian dollars)	GAAP	ments	GAAP	GAAP	ments	GAAP
Assets
Cash resources and other	$16,536	$-	$16,536	$10,782	$-	$10,782
Securities
Trading (Note c)	77,637	2,012	79,649	77,482	-	77,482
Designated as trading under the fair value option (Note c)	2,012	(2,012)	-	-	-	-
Available-for-sale (Note c)	35,650	7,681	43,331	-	-	-
Held-to-maturity (Note c)	7,737	(7,737)	-
Investment (Note c)	-	-	-	46,976	5,022	51,998
Securities purchased under reverse repurchase agreements	27,648	-	27,648	30,961	-	30,961
Loans
Residential Mortgages (Note f)	58,485	12	58,497	53,425	-	53,425
Consumer installment and other personal	67,532	-	67,532	63,130	-	63,130
Credit card	5,700	-	5,700	4,856	-	4,856
Business and government (Note d)	44,258	1,239	45,497	40,514	-	40,514
Business and government designated as trading under the fair value option (Note d)	1,235	(1,235)	-	-	-	-
	177,210	16	177,226	161,925	-	161,925
Allowance for credit losses	(1,295)	-	(1,295)	(1,317)	-	(1,317)
Loans (net)	175,915	16	175,931	160,608	-	160,608
Investment in TD Ameritrade	4,515	-	4,515	4,379	-	4,379
Trading derivatives (Note f)	36,052	-	36,052	27,845	779	28,624
Goodwill (Notes a,h,i)	7,918	(159)	7,759	7,396	1,537	8,933
Other intangibles (Notes a,h),	2,104	-	2,104	1,946	295	2,241
Other assets (Notes a,c,d,f,h)	28,400	6,677	35,077	24,539	69	24,608
Total assets	$422,124	$6,478	$428,602	$392,914	$7,702	$400,616
Liabilities
Deposits (Notes e,f)	$276,393	$(10)	$276,383	$260,907	$21	$260,928
Trading derivatives (Note f)	39,028	-	39,028	29,337	537	29,874
Other liabilities (Note a,c,f,g,h,k)	73,877	6,948	80,825	71,905	5,070	76,975
Subordinated notes and debentures	9,449	-	9,449	6,900	-	6,900
Liabilities for preferred shares and capital trust securities (Note g)	1,449	(1,449)	-	1,794	(1,794)	-
Total liabilities	400,196	5,489	405,685	370,843	3,834	374,677
Non-controlling interests in subsidiaries (Note h,i)	524	900	1,424	2,439	3,059	5,498
Shareholders’ equity
Preferred shares (Note g)	425	549	974	425	544	969
Common shares (Note i)	6,577	39	6,616	6,334	39	6,373
Contributed surplus	119	-	119	66	-	66
Retained earnings (Note a,c,d,e,f,g,h,i,j,k)	15,954	(245)	15,709	13,725	(268)	13,457
Accumulated other comprehensive income/(loss)
Unrealized gain on available-for-sale securities, net of hedging activities (Note c)	393	(64)	329	-	284	284
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities	(2,073)	-	(2,073)	(918)	-	(918)
Gain on derivatives designated as cash flow hedges (Note f)	9	79	88	-	232	232
Minimum pension liability adjustment (Note a)	-	-	-	-	(22)	(22)
Impact of adoption of FASB Statement 158 (Note a)	-	(269)	(269)	-	-	-
Total accumulated other comprehensive income	(1,671)	(254)	(1,925)	(918)	494	(424)
Total shareholders’ equity	21,404	89	21,493	19,632	809	20,441
Total liabilities and shareholders’ equity	$422,124	$6,478	$428,602	$392,914	$7,702	$400,616

FINANCIAL INSTRUMENTS
With the adoption of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, and Section 1530, Comprehensive Income, and Section 3251, Equity, on November 1, 2006, the accounting for securities, derivative instruments, hedging activities and guarantees are substantially harmonized with U.S. GAAP. However, reconciling items related to securities, derivative instruments and hedging activities still remain subsequent to the adoption of these new standards for Canadian GAAP due to differences in the classification of securities and de-designation of certain hedging relationships under U.S. GAAP. These differences are described in notes (c), (d), (e) and (f) below.

(a) EMPLOYEE FUTURE BENEFITS
The Bank adopted current Canadian GAAP on employee future benefits in 2001 on a retrospective basis without restatement. Current Canadian GAAP requires the accrual of employee future benefits. U.S. GAAP standards also require the accrual of employee future benefits; however, the U.S. GAAP standard was adopted by the Bank on a prospective basis. Consequently, differences between U.S. and Canadian GAAP remain, as the transitional impacts are amortized over the expected average remaining service life of the employee group for U.S. GAAP.
The Bank adopted the Financial Accounting Standards Board Statement (FASB) No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, on October 31, 2007 for U.S. GAAP purposes. This standard requires the Bank to recognize the funded status of its defined benefit pension and other postretirement plans on its Consolidated Balance Sheet as at October 31, 2007. The Bank is also required to recognize gains or losses and prior service costs or credits that arise during the period but are not recognized as components of the period’s net benefit expense as a component of other comprehensive income.  The minimum pension liability balance in the accumulated other comprehensive income of $12 million was reclassified to accumulated other comprehensive income related to FASB Statement 158.
The impact of adoption of this standard is a decrease of $282 million in other assets, a decrease of $14 million in intangible assets, an increase of $98 in other liabilities, a decrease of $137 million in future income taxes and a decrease of $257 million in accumulated other comprehensive income. The net periodic benefit expense expected to be reclassified to income from other comprehensive income for fiscal 2008 is $16.6 million.
Prior to the adoption of this standard, U.S. GAAP required an additional minimum liability to be recorded if the accumulated benefit obligation was greater than the fair value of the plan assets. Canadian GAAP has no such requirement.

For U.S. GAAP purposes, the Bank recognized the amounts in the following table in the Consolidated Balance Sheet:

(millions of Canadian dollars)	2007	2006
Prepaid pension expense (accrued benefit liability)	$(485)	$196
Other intangibles	-	18
Accumulated other comprehensive income, net of income taxes	269	22
Net amount recognized	$(216)	$236

In 2007, U.S. GAAP adjustments for employee future benefits increased non-interest expenses by $3 million before tax (2006 - increased by $2 million before tax).

(b) SECURITIZATIONS
U.S. GAAP and current Canadian GAAP require gains on loan securitizations to be recognized in income immediately. Prior to July 1, 2001, under previous Canadian GAAP, gains were deferred and recorded over the life of the loans securitized. In fiscal 2007 and 2006, there were no U.S. GAAP adjustments for securitizations since all the deferred gains relating to loans securitized prior to July 1, 2001 have been recorded in income.

(c) SECURITIES
As a result of the adoption of the new financial instruments standards for Canadian GAAP on November 1, 2006, the Bank designated approximately $2 billion of securities as trading under the fair value option, $34.8 billion of securities as available for sale and $11.2 billion of securities as held to maturity. These securities continue to be classified as available for sale for U.S. GAAP, except for the financial instruments designated as trading under the fair value option, which have been reclassified to trading under U.S. GAAP.
The Bank recognized an unrealized gain for U.S. GAAP of approximately $81 million before tax related to the reclassification of retained interests in securitizations and other securities from available for sale to trading. As a result of the changes to Canadian GAAP and the reclassifications under U.S. GAAP, most of the financial instruments held by the Bank are carried on the same basis for Canadian and U.S. GAAP purposes.
Prior to November 1, 2006, investment securities under Canadian GAAP were carried at cost or amortized cost, with other than temporary declines in value recognized directly in earnings based on expected net realizable values. Under U.S. GAAP, the investment securities were classified as available-for-sale or held-to-maturity. The Bank accounted for the majority of investment securities as available-for-sale for U.S. GAAP, which requires securities to be reported on the Consolidated Balance Sheet at their estimated fair values with the unrealized gains and losses arising from the changes in fair values to be reported net of income taxes in the Consolidated Statement of Comprehensive Income. Other-than-temporary declines in fair value are recorded by transferring the unrealized loss from the Consolidated Statement of Comprehensive Income to the Consolidated Statement of Income.
In addition, under U.S. GAAP, certain non-cash collateral received in securities lending transactions is recognized as an asset, and a liability is recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of securities lending transaction is not recognized in the Consolidated Balance Sheet.
In 2007, U.S. GAAP adjustments for available-for-sale securities increased other income by $ 3 million before tax (2006 - increased by $26 million before tax).

(d) FAIR VALUE OPTION LOANS
Under the new financial instruments standards for Canadian GAAP, certain business and government loans are designated as trading under the fair value option, and accounted for at fair value with the change in the fair value recognized in the Consolidated Statement of Income. These loans are accounted for on an accrual basis for U.S. GAAP. The change in the fair value of these loans recognized in income under Canadian GAAP is reversed for U.S. GAAP.

(e) TRADING LIABILITIES
Upon adoption of the new financial instruments standards for Canadian GAAP, certain deposit liabilities were classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income. These deposits are accounted for on an accrual basis for U.S. GAAP. The change in the fair value of these deposits recognized in income under Canadian GAAP is reversed for U.S. GAAP.

(f) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
Effective November 1, 2006, accounting for derivatives under Canadian GAAP is substantially harmonized with U.S. GAAP. Prior to November 1, 2006, U.S. GAAP required all derivatives to be reported on the Consolidated Balance Sheet at their fair values and provided guidance on the measurement and recognition of ineffectiveness in hedging relationships. Previously, derivatives designated in hedging relationships were accounted for on an accrual basis under Canadian GAAP and non-trading derivatives that were in ineffective hedging relationships or that were not designated in a hedging relationship were recognized at fair value on the Consolidated Balance Sheet with the change in the fair value recognized in the Consolidated Statement of Income.
The Bank de-designated certain derivative instruments from qualifying fair value and cash flow hedge accounting relationships under U.S. GAAP on November 1, 2006. These derivatives continue to be designated in qualifying hedging relationships under Canadian GAAP. De-designation of the hedging relationships resulted in the change in the fair value of these derivatives of $66 million before tax being charged to the current year U.S. GAAP income with no offset.
For fair value hedges de-designated under U.S. GAAP, subsequent adjustments to the carrying basis for the hedged item recorded under Canadian GAAP are reversed, and any adjustment to the carrying basis recognized on the U.S. GAAP balance sheet prior to November 1, 2006 is amortized or accreted back to the hedged item’s par value or redemption amount over its remaining life. At the end of 2007, a basis adjustment accretion of $56 million before tax was recognized in U.S. GAAP income.
Since all of the hedged cash flows associated with the relevant forecasted transactions are still expected to occur, the net derivative gains related to the de-designated cash flow hedges will continue to be reported in accumulated other comprehensive income under U.S. GAAP until the hedged transaction impacts earnings. At the end of 2007, deferred net gains (losses) on derivative instruments of $35 million (2006 - $43 million; 2005 - $(40) million) included in other comprehensive income are expected to be reclassified to earnings during the next fiscal year.
Cash flow hedges that remain designated under U.S. GAAP include hedges of certain forecasted transactions up to a maximum of 5 years, although a substantial majority is less than 3 years.
The foreign currency exposure on anticipated business acquisitions may be hedged by the Bank and designated in qualifying hedge accounting relationships under Canadian GAAP. Under U.S. GAAP, foreign currency exposures on anticipated business acquisitions are not eligible for hedge accounting.  Under Canadian GAAP, the changes in the fair value of the derivatives designated in the hedging relationships are recorded in goodwill on completion of the business acquisition. For U.S. GAAP, the change in the fair value of these derivatives is recognized in the Consolidated Statement of Income.  In 2007, a loss of $98 million before tax (2006- nil) was recognized in income under U.S. GAAP.
Certain commitments to extend credit are considered derivatives under Canadian GAAP, and are recorded at fair value with changes in the fair value recognized in the Consolidated Statement of Income. For U.S. GAAP, the fair value accounting recognized under Canadian GAAP is reversed, as these commitments are not considered to be derivatives.
In 2007, U.S. GAAP adjustments for derivative instruments and hedging activities increased net interest income by $175 million before tax (2006 - increased by $52 million before tax) and decreased other income by $150 million before tax (2006 - decreased by $57 million before tax).
Effective November 1, 2006, the Bank adopted the new accounting standard for certain hybrid financial instruments for U.S. GAAP. This standard permits an entity to measure a hybrid financial instrument that contains an embedded derivative at its fair value, with changes in the fair value recognized in Consolidated Statement of Income. The fair value election eliminates the requirement to separately recognize the derivative embedded in the hybrid financial instrument at its fair value. The adoption of this guidance did not have a material impact on the Bank’s Consolidated Financial Statements.

(g) LIABILITIES AND EQUITY
Under Canadian GAAP, certain series of preferred shares issued by the Bank and innovative capital structures are classified as liabilities and their corresponding distributions as interest expense. However, under U.S. GAAP, these preferred shares are considered equity and innovative capital structures are considered as non-controlling interests. In addition, preferred shares of the Bank’s subsidiary, TD Mortgage Investment Corporation, are presented as non-controlling interests on the Consolidated Balance Sheet, and the net income applicable to the non-controlling interests is presented separately on the Consolidated Statement of Income.
In 2007, U.S. GAAP adjustments for liabilities and equity increased net interest income by $110 million before tax (2006 - increased by $126 million).

(h) ACQUISITION OF TD BANKNORTH
As a result of the privatization of TD Banknorth on April 20, 2007, the full fair value step-up of the TD Banknorth balance sheet is no longer required as a U.S. GAAP reconciling item.
Prior to April 20, 2007, the survival of TD Banknorth Inc., a company created to effect the migratory merger that preceded the Bank’s acquisition of TD Banknorth, resulted in a full fair value step up of the TD Banknorth balance sheet for U.S. GAAP. The impact of the step up for U.S. GAAP purposes was approximately a $2.2 billion increase to the Bank’s goodwill and other intangibles offset with approximately $2 billion in non-controlling interests and $200 million in future income taxes. There was no net impact on the Bank’s U.S. GAAP net income since intangible amortization and non-controlling interest were increased by offsetting amounts. For Canadian GAAP purposes, the migratory merger was not considered substantive and only the Bank’s share of TD Banknorth assets and liabilities were stepped up to fair value as the Bank was deemed the acquirer under the purchase method of accounting.

(i) RESTRUCTURING COSTS
Under the previous Canadian GAAP, restructuring costs incurred by the Bank that related to a business acquisition were charged to income, as these were not permitted to be included as a liability in the allocation of the purchase price equation. Under U.S. GAAP, these costs were included in the purchase price equation, thereby increasing goodwill. As a result, under U.S. GAAP, goodwill increased by $38 million, with the offset to retained earnings. Accounting for restructuring costs under the current Canadian and U.S. GAAP is harmonized

(j) STOCK-BASED COMPENSATION
The current Canadian GAAP accounting for stock options is harmonized with U.S. GAAP. Until October 5, 2002, the option holders could elect to receive cash for the options equal to their intrinsic value. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under the previous Canadian GAAP, no expenses were recorded and cash payments to option holders were charged to retained earnings on a net of tax basis. As a result, for the purposes of U.S. GAAP, the accrued liability for stock options of $39 million after tax was reclassified to common shares as at October 6, 2002.

(k) FUTURE INCOME TAXES
Under Canadian GAAP, the effects of income tax rate reductions are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law. The difference between the substantially enacted and the enacted tax rates resulted in an increase in taxes payable of $16 million (2006 - nil) related to Part VI.1 tax on preferred share dividends under U.S. GAAP.

(l) COMPARATIVE AMOUNTS
Certain comparative amounts have been reclassified to conform with the presentation adopted in 2007.

FUTURE CHANGES IN U.S. GAAP ACCOUNTING POLICIES
FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans
Effective November 1, 2008, the standard also requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year-end date. As a result, the Bank will no longer be permitted to measure its defined benefit plan up to three months earlier than the financial statement date. The Bank is in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements. Other provisions of this standard were adopted by the Bank on October 31, 2007.

Income Taxes
Effective November 1, 2007, the Bank will be required to adopt the FASB interpretation on income taxes. The guidance provides additional information on how to recognize, measure and disclose income tax benefits and liabilities. The Bank is in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements.

Fair Value Measurements
Effective November 1, 2008, the Bank will be required to adopt the FASB guidance on fair value measurements. The guidance provides a framework for measuring fair value, which will primarily impact the Bank’s fair value measurements relating to financial instruments. The guidance will also require additional disclosures. The Bank is in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements.

Fair Value Option for Financial Assets and Financial Liabilities
The Bank will be permitted to measure eligible financial instruments at fair value using the fair value option outlined in FASB Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities. This standard will be adopted by the Bank effective November 1, 2008. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.